MATERIAL EVENT


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8

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The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1 B.B3 of General Rule No. 30 of the Superintendency of Securities and Insurance:

The following was resolved, among other matters, at a regular Board of Directors' Meeting of the Company:

     I. To convene a Regular Shareholders Meeting for April 11, 2006, at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos N(0)560, Borough of San Joaquin.

    II.  The following matters will be discussed at the Regular Shareholders
         Meeting:

         1. The Annual Report, Balance and Financial Statements for the year 2005; as well as the Report of Independent Auditors with respect to the Financial Statements;
         2.  Earnings distribution and dividend payments;
         3. Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;
         4. Determine the compensation for directors and committee members pursuant to Law No. 19,705; and the Audit Committee established by Sarbanes Oxley.
         5.  Appoint the Company's independent auditors for the year 2006;
         6.  Appoint the Company's rating agencies;
         7. Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by
             Article 44 of Law No. 18,046; and
         8. In general, to resolve every other matter under its competency and any other matter of Company interest.

   III. Propose at the Regular Shareholders Meeting, the distribution of a definitive dividend, on account of the fiscal year ending December 31, 2005.

         a)  CH$6.48 (six pesos and 48/100) per Series A Shares and;
         b)  CH$7.128 (seven pesos and 128/100) per Series B Shares




Santiago, January 26, 2005.




Pedro Pellegrini Ripamonti (signed)
Corporate Legal Officer


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